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EXHIBIT 4.3

SYSTEMS XCELLENCE INC.

ANNUAL INFORMATION FORM

In respect of the twelve month period ended

December 31, 2005

March 21, 2006

Comments Regarding Figures Contained in this Document

        In this Annual Information Form, all references to specific years are references to the fiscal years ended December 31, 2005, 2004 and 2003, respectively. All references to "$" or "dollars" are references to US dollars unless otherwise specified. Canadian dollars are referenced as "C$".

Information Obtained from Public Sources

        Certain of the information contained in this Annual Information Form has been obtained from publicly available information from third party sources. The Corporation has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Corporation has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Special Note Regarding Forward-Looking Statements

        This Annual Information Form contains "forward-looking statements" about our expectations, beliefs, plans, objectives, assumptions or future events or performance. These statements include, among others, statements regarding our future financial position, strategy, market opportunities, projected costs and estimated expenditures. These statements are often, but not always, made through the use of words or phrases such as "will likely result", "are expected to", "will continue", "anticipate", "believe", "estimate", "intend", "plan", "project", "would" and "outlook". These forward looking statements are not historical facts, and are subject to a number of risks and uncertainties. Certain of these risks and uncertainties are beyond the Corporation's control. Accordingly, the Corporation's actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this Annual Information Form, and particularly in the section entitled "Risk Factors".

        Some of the key factors that have a direct bearing on the Corporation's results of operations are:

  (a)
  our ability to manage our growth from acquisitions;

  (b)
  our ability to penetrate new markets;

  (c)
  our relationships with key customers;

  (d)
  the expertise of our key personnel;

  (e)
  the success of our competition;

  (f)
  our ability to expand our InformedRx pharmacy benefit service offerings;

  (g)
  our ability to develop and introduce new systems and products and enhance existing systems and products;

  (h)
  successfully completing fixed price contracts within the price quoted by the Corporation;

  (i)
  prevailing industry conditions;

  (j)
  existence of class action lawsuits or other litigation including product liability claims;

i

  (k)
  our future capital needs;

  (l)
  our ability to maintain intellectual property rights;

  (m)
  availability of software and other products from our suppliers;

  (n)
  our customers confidence in the security of on-line transactions; and

  (o)
  changes in government regulations of the healthcare industry.

        The factors described above and the risk factors referred to in "Risk Factors" could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Corporation does not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Corporation to predict all of such factors. Further, the Corporation cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward- looking statements.

        For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results suggested in the forward-looking statements, you should carefully consider the information set forth under the caption "Risk Factors". In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Information Form might not occur.

ii

THE CORPORATION

        Systems Xcellence, Ltd. ("SXL") was a private company incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated March 19, 1993. Pursuant to an acquisition agreement dated October 19, 1994 (the "Acquisition Agreement"), BMB Compuscience Canada Ltd. ("BMB"), a corporation existing under the Canada Business Corporations Act (the "CBCA"), acquired all of the outstanding shares and options to acquire common shares of SXL (the "Common Shares") on January 9, 1995. Under the terms of the Acquisition Agreement, the shareholders of SXL received one common share of BMB for each share of SXL tendered with the result that the former shareholders of SXL acquired 64.22% of the outstanding common shares of BMB. By articles of amendment dated January 9, 1995, BMB Compuscience Canada Ltd. changed its name to "Systems Xcellence Inc." (the "Corporation" or "SXC"). By Articles of Amalgamation under the CBCA dated August 1, 1995, the Corporation amalgamated with SXL under the name "Systems Xcellence Inc."

        The registered and executive office of the Corporation is located at 555 Industrial Drive, Milton, Ontario, L9T 5E1.

INTERCORPORATE RELATIONSHIPS

        The following chart sets forth the names of the material subsidiaries of the Corporation, their respective jurisdictions of incorporation and the Corporation's percentage of voting and equity interest therein. Unless otherwise indicated herein, the term the "Corporation" means collectively the Corporation and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS OF THE CORPORATION

General

        SXC is a leading provider of pharmacy dispensing and benefits processing solutions to the North American pharmaceutical benefits industry. By combining web-enabled, real-time transaction processing technology with business consulting expertise and technical services, SXC provides advanced on-line transaction processing ("OLTP") solutions for the provision of drug benefits from the providers through to the payer organizations. The Corporation develops, markets and supports proprietary electronic transaction processing and related systems. The Corporation's product offerings and solutions combine a wide range of software applications and professional services which are designed for health benefit management organizations including pharmacy benefit management organizations ("PBMs"), managed care organizations ("MCOs"), eHealth companies, independent and mail-order pharmacies, and retail pharmacy chains. The Corporation deploys OLTP technology to deliver real-time, paperless information technology solutions to many of the largest companies in the United States' pharmaceutical benefits industry.

        The business now carried on by the Corporation was commenced by SXL in 1993 in Ontario, Canada. SXL originally developed OLTP solutions for the banking and retail sectors in Canada. The Corporation first entered the health care sector in 1995 when it developed the "PharmaNet" system as a sub-contractor to IBM Canada for the British Columbia Ministry of Health ("BCMOH"). The PharmaNet system is designed to process every pharmaceutical prescription dispensed in the Province of British Columbia and to provide the BCMOH with the ability to alert pharmacists of potential drug contra-indications and to substitute generic drugs for brand name drugs for the province's drug plan recipients. The Corporation continues to support the PharmaNet system with maintenance services provided by a team based in Victoria, British Columbia.

        The Corporation entered the United States market in 1996 with a contract for Revco's RxConnections pharmacy benefit management subsidiary and over the next four years continued to develop its products for the pharmaceutical benefits industry. The Corporation has secured significant software license development and maintenance contracts with several leading pharmaceutical benefits companies, including PCS Health Systems (now, Caremark) in 1997, Walgreen Co. and CVS Corporation in 1999, two of the largest retail pharmacy operators in the United States, and First Health Group, a significant preferred provider organization (a "PPO") in the United States, in 2000 and again in 2002 (First Health Group was acquired by Coventry Health in 2005.)

        In calendar 2000, the Corporation established its application service provider ("ASP") offering in Scottsdale, Arizona to provide its proprietary software to customers as a service on a fee per transaction basis. The ASP offering was significantly enhanced with the 2001 acquisition of ComCoTec, Inc. (see "Acquisitions and Dispositions"). ComCoTec was a leading developer of software solutions and ASP services for the U.S. pharmaceutical benefits and managed care industries. ComCoTec had been in the pharmacy systems business since 1981 and was processing over 60 million transactions per year for customers such as PharmaCare (the PBM subsidiary of CVS Corporation), Sierra Health Systems and BlueCross BlueShield of Arizona.

        In fiscal 2002, the Corporation focused primarily on integrating the operations of ComCoTec with those of the Corporation. This integration consisted of addressing the needs of key ComCoTec customer accounts following the acquisition, transitioning certain customer accounts from the Corporation's Scottsdale ASP operation to its more established Lombard, Illinois ASP operation, implementing a restructuring that affected approximately 30% of the Corporation's combined staffing, developing incentive compensation plans for key employees and staff, and subleasing certain underutilized space resulting from the restructuring.

        On June 27, 2003, the Corporation completed an underwritten private placement of 3,846,154 Common Shares at a price of C$1.30 per share for gross proceeds of C$5.0 million. Proceeds of the private placement were used for working capital purposes.

        On December 17, 2004, the Corporation completed a private placement of 11,111,200 special warrants at a price of C$1.35 per special warrant for gross proceeds of C$15.0 million. Proceeds of the private placement were used for the acquisition of HBS (see "Acquisitions and Dispositions"), a leading provider of retail pharmacy management systems and workflow technology. Each special warrant was exercised for one common share of the Corporation, without the payment of any additional consideration, on December 22, 2004.

        Also in connection with the acquisition, the Corporation amended and increased its senior secured credit facility by $6.0 million to $13.6 million. The amended terms of its credit facility included a new six-year term with quarterly principal payments commencing on December 31, 2005 and maturing on December 31, 2010, up to a 200 basis- point interest rate reduction compared to the Corporation's existing credit facility, dissolution of the $1.0 million revolving credit facility, and a prepayment penalty on the outstanding principal balance of 2.5% during the first year and 1.5% during the second year.

        On May 9, 2005, Systems Xcellence International LLC, a wholly-owned indirect subsidiary of the Corporation, was dissolved.

        On May 31, 2005, the Corporation completed the sale and leaseback of its Milton, Ontario headquarters facility for approximately $2,343,000. The net proceeds after repayment of the mortgage on the building were approximately $1,585,000. The Corporation recorded a gain of $626,000 on the sale. The Corporation agreed to lease back 8,100 square feet of the facility (which represents a minor portion of the property sold) for a three-year term with one three-year renewal period option.

        On November 29, 2005, the Corporation completed an underwritten public offering of 9,000,000 common shares at a price of C$2.50 per common share for total gross proceeds of C$22,500,000 ($19,230,769). All figures are in Canadian dollars. Proceeds from the offering were used for general corporate purposes and to support the Corporation's growth initiatives.

Acquisitions and Dispositions

        The Corporation continually seeks to expand its offerings and further its strategic goals. Acquisitions, including those described below, are one of the ways undertaken to achieve these objectives.

Purchase of Assets from Pharmaceutical Horizons, Inc.

        Effective September 30, 2005, the Corporation, through its wholly-owned subsidiary, SXC Health Solutions, Inc., acquired certain assets of Ohio-based Pharmaceutical Horizons, Inc. ("PHI") in a cash transaction. The Corporation acquired the intellectual property and selected personnel that support PHI's pharmaceutical manufacturer contracts and rebate processing services.

Acquisition of Health Business Systems, Inc.

        On December 17, 2004 (the "Closing Date"), SXC Health Solutions, Inc. ("SXC Health") (formerly Systems Xcellence USA, Inc.), a wholly-owned subsidiary of the Corporation, purchased all the outstanding shares of Health Business Systems, Inc. ("HBS"), a leading provider of retail pharmacy management systems and workflow technology. The transaction increased SXC's revenue earned from the pharmacy market, enhanced the functionality of the Corporation's pharmacy offerings and added to the Corporation's recurring revenue base. The transaction was financed through a combination of working capital, an increased credit facility secured by the Corporation and cash raised via a private placement equity offering.

        Under terms of the purchase agreement (the "Agreement"), SXC Health will pay up to $24.0 million in cash for HBS, with the final purchase price subject to working capital adjustments at closing and HBS achieving certain financial ("Earn-out") targets. On the Closing Date, SXC Health paid $2.0 million, which was being held in an interest-bearing escrow account pursuant to the terms of the Agreement and issued notes of $18.0 million for total consideration of $20.0 million to the shareholders of HBS. On January 3, 2005, SXC Health paid $18.0 million in cash in settlement of the notes. The $2.0 million was held in the escrow account for one year from the Closing Date as security against certain indemnities arising under the Agreement. As at December 31, 2005, the indemnity amount had not been finalized as the Company had filed a claim against the escrow.

        On May 31, 2005, SXC Health paid $2.4 million to the former shareholder of HBS of which $2.0 million was the initial Earn-Out payment and $0.4 million was the working capital payment. On June 1, 2005, SXC Health paid the remaining Earn-Out payment of $2.0 million to an interest-bearing escrow account pursuant to the terms of the Agreement, which will be paid to the former HBS shareholders on December 31, 2006, subject to specified Earn-Out targets being met. This $2.0 million contingent consideration has been recorded as a long-term asset and will be recorded as additional purchase price consideration when the contingency is resolved.

Acquisition of ComCoTec, Inc.

        Effective March 1, 2001, SXC Health acquired substantially all of the business and assets and assumed certain liabilities (the "ComCoTec Acquisition") of ComCoTec, Inc. ("ComCoTec") of Lombard, Illinois, pursuant to an asset purchase agreement dated as of March 8, 2001 among the Corporation, SXC Health, ComCoTec and The Potomac Group Inc. (the "ComCoTec Acquisition Agreement"). At the time of the ComCoTec Acquisition, ComCoTec was a leading developer of software solutions and Application Server Provider ("ASP") services for the United States pharmaceutical benefits industry. The consideration paid by SXC Health for the ComCoTec business and assets was $15.5 million in cash on closing, subject to adjustment for any surplus or deficiency between net assets purchased over the liabilities assumed and $1.9 million, plus the assumption of the agreed liabilities. Pursuant to the ComCoTec Acquisition Agreement, on June 27, 2001, the Corporation paid $155,118 to the Potomac Group, Inc., which reflected a resulting surplus in the net assets purchased over the liabilities assumed and $1.9 million.

BUSINESS OF THE CORPORATION

Overview

        The Corporation is a leading provider of healthcare information technology solutions and pharmacy dispensing and benefits processing services to the pharmaceutical benefits industry. The Corporation's product offerings and solutions combine a wide range of software applications, ASP processing services and professional services designed to address the needs of virtually every participant within today's pharmacy benefit delivery system. The Corporation's customers include many of the foremost organizations in the pharmaceutical supply chain, such as PBMs, MCOs, federal and state government agencies, independent and mail order pharmacies and retail pharmacy chains.

        The Corporation's products and services offer its customers comprehensive pharmacy benefits management claims switching and processing, drug dispensing, drug warehousing and analysis, rebate contract management, and pharmacy network management solutions. The Corporation delivers these solutions to its customers as software products bundled with systems implementation and consulting services or on an ASP basis from its data centres in Scottsdale, Arizona and Lombard, Illinois. The Corporation also uses its proprietary off-the-shelf technology coupled with in-depth technical and domain expertise to develop new proprietary applications for customers.

        For the twelve-month period ended December 31, 2005 ("calendar 2005"), the Corporation's revenue consisted primarily of ASP processing and switching services, professional services, maintenance, and licensed software and hardware sales. The Corporation considers its ASP processing and maintenance revenue as recurring, due to the generally longer-term nature and auto-renewal features of the underlying contracts. The Corporation's recurring revenue base continues to represent a significant proportion of consolidated revenue and increasing its base of recurring revenue continues to be an important strategic goal of the Corporation. For calendar 2005, recurring revenue as measured by the Corporation accounted for 64% of total revenue compared to 62% in the prior year.

Overview of the Pharmaceutical Benefits Industry

        The pharmaceutical benefits supply chain can be broken down into the following five different stages (see diagram below):

  •
  diagnosis and prescription writing (Patient and Medical Doctor);

  •
  dispensing and claim generation ("Provider" — Retail Pharmacy, Mail Order/Internet Pharmacy);

  •
  receiving and forwarding of the claim (Claims Routing Switch/Value Added Network ("VAN"));

  •
  benefit evaluation and claims processing, including benefit management, drug cost evaluation and clinical outcomes management and reporting and information analysis ("Payer" — PBMs, MCOs, government agencies and other intermediaries supported by InformedRx); and

  •
  formulary management and contracting (Pharmaceutical Manufacturers).

Each of these stages is described below:

Diagnosis and Prescription Writing

        The drug therapy process is initiated when a physician writes a prescription for a patient. The vast majority of prescriptions are still written on paper by physicians. However, several companies are developing electronic prescribing applications for use by physicians. These applications, which are designed for use on personal digital assistant hand-held computers, are designed to deliver point of prescribing real-time formulary look-up and contra-indication checking with the goal of improving safety and reducing the cost of drug therapy delivery. Physicians have recently begun to adopt e-prescribing technology in a more significant way and there continues to be a number of competing industry initiatives underway to accelerate this outcome, including regulations under the Medicare Part D drug benefit program and connectivity offerings from companies including RxHub and SureScripts. The Corporation has been monitoring the development and adoption trends of this technology and will be supporting them primarily through client initiatives.

Dispensing and Claim Generation

        Prescriptions written by physicians can reach the dispensing facility by electronic data interchange ("EDI"), fax, mail or, most commonly, by direct delivery by the patient at a retail pharmacy or submission via mail to a mail order pharmacy. Dispensing facilities include retail pharmacies, mail order pharmacies, Internet pharmacies, skilled nursing facilities and outpatient hospital pharmacies. In each case, the dispensing pharmacist evaluates the prescription for appropriateness of the therapy based on the drug type, dose amount and frequency, prior prescription history and disease and health conditions. The approved pharmaceutical is then dispensed and a claim for payment is generated. Payment of the claim can be made by the patient, an insurance company or some combination of the two. Over 90% of the prescriptions written in the U.S. are adjudicated electronically in real-time. The Corporation's RxSERVER® and RxEXPRESS® software and most recently, HBS software applications, offer services and tools to manage the entire workflow process involved in dispensing drugs and submission of claims in retail, mail order and managed care central fill pharmacies.

Receiving and Forwarding of the Claim

        Based on data published in the 2004 National Association of Chain Drug Stores ("NACDS") Industry Profile, the Corporation has concluded that there are over 55,000 drug dispensing facilities in the United States which need to interface with nearly 100 PBMs and over 1,000 claim payers, including health management organizations, PPOs and other MCOs (collectively, known as "payers"). Specialized EDI connectivity solution providers, called "switches" or VANs, provide connectivity solutions between dispensing facilities and payers. The VANs route incoming claims from the providers using imbedded processor identifiers in the standardized EDI claim format to the correct payer. The claim is then evaluated by the payer and sent back via the VAN to the dispensing pharmacist with an appropriate response, indicating whether the claim is rejected or paid along with payment and clinical information. The Corporation's RxSERVER® applications provide claims switching services via direct EDI link, satellite, Internet and dial-up modem to its pharmacy customers.

Benefit Evaluation and Claims Processing

        The goal of benefit evaluation is to address four basic questions out of over 200 specific processes:

1.
Is the patient an active member of a valid drug benefit plan?

2.
Is the provider an approved member of the pharmacy network?

3.
Is the pharmaceutical to be dispensed an approved drug in the benefit definition for the member and is the quantity to be dispensed appropriate?

4.
Is the dispensed drug appropriate (when checked against the member's prescription history, reported allergies and other health conditions)?

        The answers to these questions can be obtained in an on-line, real-time environment. If the claim forwarded by a provider to a processor produces a "yes" answer to each of the above four questions, then the claim is priced for payment using the negotiated payment terms between the provider and the payer. The pricing can also be conducted in an on-line, real-time environment. The response can then be forwarded through the VAN to the provider. The Corporation provides sophisticated OLTP solutions such as RxCLAIM® to manage this entire benefit evaluation and claims processing function.

Benefit Management, Drug Cost Evaluation and Clinical Outcomes Management

        This stage consists of a host of activities that may include employers, payers, providers and processors. The activities involve eligibility determination and enrolment, risk management, premium collection, benefit design, cost control measures, disease and clinical outcomes management, and payment of pharmaceuticals and administrative services. The Corporation's solutions enable drug benefit plan administrators to manage all of these functions. The Corporation's health plan/insurance company clients use the various tools included in the RxCLAIM® product to implement cost reduction protocols to attempt to reduce drug benefit plan costs. For example, the implementation of a "three tier co-payment process" encourages patients to request lower cost generic drugs because it requires the lowest out-of-pocket payment from the patients, the second tier requires a higher co-payment from a patient for a preferred brand name drug, while the third tier can require an even higher co-payment from a patient for non-preferred brand name drugs. A "prescription step therapy protocol" requires a patient to try a less expensive drug alternative prior to resorting to a more expensive drug. Implementation of such protocols and data analysis using the Corporation's software tools and services enables the Corporation's clients to actively manage and reduce their drug benefit costs.

        The Corporation's InformedRx service offering provides payers with an á la carte suite of claims processing, pharmacy and manufacturer contracting and clinical services to build and manage flexible and cost effective prescription drug plans, while enjoying full price transparency. The Corporation offers a nationally contracted network of retail pharmacies and contracts and manages custom local pharmacy networks for a number of its clients. The Corporation more recently began adding clinical services to its InformedRx offering. These clinical programs include, but are not limited to, benefit design with coverage and formulary considerations, contingent therapy protocols, dose optimization, therapeutic interchange programs, generic utilization initiatives, disease management, and predictive modeling for high-cost users.

        The data generated from drug claim processing can be valuable to the various participants in the drug therapy process. The analyzed data and drug utilization reports are used by pharmaceutical manufacturers, managed care organizations, payers, employers and processors to manage risk, understand and control drug benefit costs, understand and influence disease and clinical outcomes, monitor and influence physician prescribing, target physician detailing, establish pharmaceutical formularies and rebates, reduce fraud and abuse and improve operational efficiencies. The Corporation's RxTRACK® and RxMAX® applications provide its customers with decision support tools and services to help them to understand and control their escalating drug benefit costs and to maximize their manufacturer rebates, respectively.

        In 2004, the Corporation launched and sold its RxPORTAL offering on a transaction processing basis to a number of its customers and continued to add to its installed base in 2005. The Corporation receives an additional fee per transaction for this service. RxPORTAL allows healthcare organizations to extend the services they provide to their plan members by establishing a web presence for plan members to view program details and maximize the utility of their prescription benefits. RxPORTAL enables plan members to review complete information of their group and prescription benefit plan; access their medication history, search a drug database for detailed pharmaceutical information; identify which drugs are covered under their plans; determine what their co-payment will be for a particular prescription; and, locate the nearest pharmacy that is part of the member's network.

Formulary Management and Contracting

        In late 2004, the Corporation engaged Script Strategies to establish performance-based pharmaceutical manufacturer contracts for SXC's customers that seek a balanced portfolio of "best-in-class" drug therapies. This arrangement is consistent with SXC's strategy to address government payer opportunities in Medicare and Medicaid, continue the development of its InformedRx suite of services for its private label PBM customers, as well as offer an alternative solution to the full service PBM offering in the MCO and employer group markets.

Target Customers

Pharmacy Benefit Managers, Health Plans and Managed Care Organizations

        PBMs, health plans and MCOs are targeted for both product license sales as well as the Corporation's ASP solutions. There are approximately 100 PBMs and over 1,000 health plans and MCOs in the United States processing approximately 3.6 billion prescription transactions ("scripts") per year.

Retail and Mail Order Pharmacies

        Pharmacy practice management solutions are aimed at retail, mail and institutional pharmacies and other dispensing facilities. The retail units can be further subdivided as chains, independents and mail order pharmacies. According to the NACDS, there are over 55,000 retail pharmacies, including approximately 17,900 independent, 20,800 chain, 9,800 supermarket, 6,700 mass merchant, and 200 mail-order pharmacies in the United States processing approximately 3.6 billion transactions in 2005.

Market Opportunity

        The 3.6 billion pharmacy scripts written and filled each year in the U.S. alone equates to a retail value in excess of $250.0 billion. The drug utilization rate is rising by 5-10% annually due to the aging population, the release of new blockbuster and life-style drugs, direct-to-consumer advertising by pharmaceutical manufacturers and the expansion of drug benefits to seniors (Medicare) which began in 2006. SXC estimates that, based on a variety of transaction fees on the dispensing of pharmaceuticals, switching of third-party claims, and management of drug benefits, the current market opportunity for information technology solutions and services in this industry approximates $4.5 billion annually.

        Management of the Corporation estimates that demand for technology solutions and services within the pharmaceutical benefits industry in the United States is growing at a rate in excess of the drug utilization rate alone due to the factors outlined below:

Increasing Number of Prescriptions

        The number of retail prescriptions filled in the United States increased from 2.0 billion in 1992 to approximately 3.6 billion in 2005. The NACDS estimates that this number will reach over 4.5 billion by 2010. The Corporation believes that the funded Medicare Part D drug benefits made available to senior citizens in the United States in 2006 could further drive prescription volume to over 5.0 billion prescriptions by 2010.

Direct- to-Consumer Pharmaceutical Advertising

        Direct advertising by pharmaceutical companies to consumers through print, radio and television is increasing the demand for pharmaceuticals, especially for "lifestyle" drugs, including selective seritonin receptivity inhibitors such as Prozac and sexual dysfunction drugs such as Viagra.

Increasing Cost of Drug Benefits

        According to IMS Health, the collective retail value of prescriptions filled in 2005 increased 5.4% to $252 billion in 2005. This upward trend in prescription drug spending is expected to continue. According to NACDS, the average retail cost of a prescription was $63.59 in 2004 versus $59.52 in 2003.

Aging Population

        The U.S. population is aging. An older population on average utilizes more pharmaceuticals than a younger one. With the progression of age, the presentation of various and multiple chronic conditions contributes to this increased pharmaceutical utilization.

Increasingly Complex Formularies

        In order to control escalating drug costs, payers are implementing increasingly complex lists of approved drugs and dispensing rules ("formularies"). Complex formularies enforce tiered pricing and co-payments that require increased patient payments for non-generic and off-formulary drugs. Step therapy protocols require the dispensing of less expensive clinically equivalent drugs before a more expensive drug can be dispensed.

Critical Shortage of Pharmacists

        NACDS reported that the United States labour pool for degreed pharmacists has failed to keep pace with the growth of prescription drug use. As of July 2004, NACDS reported that chain pharmacies had over 4,000 vacancies in their pharmacies. NACDS projections indicate that between 2004 and 2010 the supply of all community pharmacists is expected to increase only 7.8% versus an estimated 27% increase in number of prescriptions dispensed. The Corporation believes that this shortage of pharmacists will continue to fuel demand for information technology solutions that improve workflow and promote efficient pharmacy operation.

United States Federal Regulation Health Insurance Portability and Accountability Act

        The Health Insurance Portability and Accountability Act ("HIPAA") is a United States federal law requiring healthcare organizations to meet certain standards for electronic transactions, health information privacy and security and unique identifiers for health care providers, health plans, employers and individual members. Following the federal government's one year extension of HIPAA announced in December, 2001, effective October 16, 2003, all healthcare organizations are now required to adhere to the electronic transaction standards privacy rule for protected health information set by HIPAA. Effective April 21, 2005, most covered entities (health plans, health care clearinghouses, and health care providers) were required to be in compliance with the rule, which requires covered entities to comply with a series of security best practices and principles related to securing such information. SXC, as a business associate to many covered entities, has taken the necessary steps to ensure compliance with the rule.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

        Title I of the Medicare Prescription Drug, Improvement, and Modernization Act ("MMA") that was passed into U.S law in 2003, establishes a new voluntary outpatient prescription drug benefit for approximately 40 million US citizens, (primarily senior citizens) under Part D of title XVIII of the Social Security Act (the "SSA"). Pursuant thereto, the prescription drug benefit and an employer subsidy for qualified retiree health plans began on January 1, 2006. Coverage for the drug benefit is provided through private prescription drug plans, including a number that are SXC clients, that offer drug-only coverage, or through Medicare Advantage plans that offer both prescription drug and health care coverage. It may also be offered by managed care plans with cost-reimbursement contracts under the SSA. These plans must offer a standard drug benefit, but have the flexibility to vary the drug benefit within certain parameters. While the Centers for Medicare and Medicaid Services ("CMS") is utilizing technical standards and processes in common use in the pharmacy claims industry, significant new functionality is needed to meet their demands.

        The Corporation believes it may benefit by both supporting its managed care customers in the initial preparation for MMA adoption through its professional service efforts, as well as through the anticipated increased transactional volumes associated with MMA plan membership beginning in 2006.

Products, Solutions and Services

        The Corporation's payer product suite is built on a technical architecture using client server design, an open system platform, industry standard products and interface independent applications. The middle-ware components include services for on-line transaction processing, message routing and switching, translation, licensing, security and data access. The Corporation's software products are tailored for widely accepted technology platforms such as the IBM RS/6000 (pSeries) and AS/400 (iSeries), Oracle 8i, PowerBuilder, C/C++, Windows® 2000/XP, Java and WebSphere for Internet enabled applications. With the acquisition of HBS, the Corporation's provider product suite now offers support for Microsoft operating systems including DOS / Windows and LINUX.

        The Corporation provides comprehensive pharmacy benefits management, drug dispensing, pharmacy workflow, drug data warehouse and analysis and drug rebate contract management systems. The Corporation also offers the pharmaceutical benefits industry information technology solutions and services aimed at supporting the different stages in the life cycle of a drug benefit claim. The Corporation believes it is unique in that it can deploy any of its payer solutions as:

  •
  ASP Processing — solutions "rented" on a transaction or subscription basis from its data center in Lombard, Illinois;

  •
  Software Solutions — licensed software products bundled with systems implementation and consulting services and maintenance; and/or

  •
  Custom Applications — base technology coupled with software development and systems integration services.

        SXC's ASP processing centers processed over 140 million pharmacy transactions in 2005, which equates to approximately 3.5% of all pharmacy benefit transactions processed in the United States. Together with the Corporation's Software Solutions under customer license, the Corporation believes that 15-20% of all pharmacy benefit transactions are processed on the Corporation's systems.

Pharmacy Benefit Management and Real-Time Claims Adjudication Systems

  RxCLAIM®i (IBM iSeries — AS/400)

        The Corporation's RxCLAIM®i on-line transaction processing system, designed to run on the IBM iSeries (AS/400) computer platform, provides customers with a number of solutions for adjudication of third party prescription drug claims at the point of service. Flexibility and control are considered two of the most advantageous features of RxCLAIM®i. RxCLAIM®i gives customers access to a wide range of important services, including claims processing, eligibility processing, payment processing, drug utilization review ("DUR") flexible benefit design, formulary management and rebate management. The target market for RxCLAIM®i is large to mid-sized PBMs, MCOs, federal and state government agencies and health insurance companies, who wish to license the software or outsource it through the Corporation's ASP. RxCLAIM®i is the Corporation's primary source of revenue and the platform upon which its InformedRx initiative is built.

  RxCLAIM®p (IBM pSeries — RS/6000)

        The Corporation's RxCLAIM®p Pharmacy Benefits System (formerly called HX-PBS), designed to run on the IBM pSeries (RS/6000) computer platform under Oracle®, is a performance-oriented suite of applications that supports advanced and effective management of drug benefits. RxCLAIM®p is designed to provide instant on-line adjudication of point-of-service prescription drug claims, trouble-free claims management, and cost effective review, payment and billing support. RxCLAIM®p facilitates the real-time processing of pharmacy claims and payments against eligibility plan benefits, formularies, price, DUR and drug utilization evaluation, prior-authorization and rebates. The Corporation believes that the use of RxCLAIM®p by customers can result in significant automation efficiencies, the ability to initiate an expanded range of revenue generating services and enhanced adaptability for future changes in service demands. The target market for RxCLAIM®p is large PBMs, MCOs and health insurance companies interested in open systems architecture who wish to license the software.

Pharmacy Benefit Administrative Services

  InformedRx®

        The Corporation's InformedRx offering is a broad suite of á la carte pharmacy benefit administrative services that provide a flexible and cost-effective alternative to traditional PBM offerings typically employed by MCOs. The InformedRx suite provides healthcare benefit plan design, prescription drug claims adjudication, retail pharmacy network reimbursement contracts, drug utilization review, pharmaceutical manufacturer contracting and rebate management, and web portals for members as value-added services, all built around the Corporation's industry leading pharmacy claims processing system, RxCLAIM®.

Data Warehouse, Decision Support and Reporting System

  RxTRACK®

        RxTRACK® is a data warehouse and analysis system that delivers information to the desktop of health benefit plan providers, facilitating on-line analytical processing. In conjunction with RxCLAIM®i, this system provides a highly versatile reporting mechanism. Utilizing the IBM iSeries as the database, RxTRACK® provides customers with the ability to analyze distinct variables and produce comparisons or process a report from the library of pre-built queries running against the RxTRACK® data warehouse. RxTRACK® provides clients with access to a wide range of important services, including business intelligence, multi-dimensional data access, query drill-downs and support of retrospective DUR.

Rebate Management System

  RxMAX®

        RxMAX® is a system that is designed to assist health plans in managing their relationships with pharmaceutical manufacturers through contract management, notes facilities, calculating market share, and creating billing details and summaries. Utilizing the National Council for Prescription Drug Programs rebate standards as its foundation, the flexible table-driven system allows users to create market share reports, rebatable item lists, contract and pricing terms, managed performance schedules and administration fee schedules. RxMAX® has the ability to allocate the monies received from these arrangements so they can easily be allocated back to employers, physician groups or other defined entities. In conjunction with certain of the Corporation's other systems, RxMAX® assists customers in managing complex relationships with pharmaceutical manufacturers, adjudicating complex contracts, allocating monies to defined entities and managing overall patient costs. RxMAX® runs on the IBM iSeries, pSeries and under Windows®.

Connectivity and Central Host Solutions Systems

  RxSERVER®

        RxSERVER® functions as the catalyst for the collection, control and sharing of prescription information between pharmacies within a participating group. Developed with the latest in client/server technology, RxSERVER® is designed to enable pharmacies to communicate on-line real-time with a central host. RxSERVER® provides pharmacies with access to a wide range of important services, including central data repository, network-wide DUR, prescription switching and unlimited reporting capabilities.

  Web Solutions

        The Corporation provides two Web solutions for pharmacy benefit management — RxPORTAL™ and Web Services. Both allow clients to interact with the RxCLAIM® set up in a secure environment, but in different ways depending on their needs and resources.

        RxPORTAL™ keeps members informed about their prescription benefit programs through the Internet. The portal can be branded with a client's logo, their organization's name, links to their organization's Internet home site, and customizable news bulletins about their organization. RxPORTAL™ enables plan members to review complete information about their group and prescription benefit plan, access their medication history, search a drug database for detailed pharmaceutical information, identify which drugs are covered under their plans, determine what their co-payment will be for a particular prescription, and locate the nearest pharmacy that is part of the member's network.

        Web Services provides clients the freedom to build products, tools and reports that utilize the Corporation's data throughout their enterprise. The Corporation's Web Services allows clients to interact with the RxCLAIM data and functionality using a standardized Web protocol. Web Services provides the flexibility for clients to build Web sites for their members, as well as customer service tools, plan audit tools, authentication tools and reports, using the same data. These tools provide our clients the freedom to build services that utilize, but do not completely rely upon, the Corporation's applications. Web Services has many rich functionalities, such as member trial adjudication, eligibility transactions, drug product search with filters, multi-language drug monographs, member cross-reference, patient history and pharmacy locator.

Pharmacy Practice Management Solutions

        Through the purchase of HBS, SXC acquired a feature-rich product suite with a more significant installed customer base, particularly for independent and small/medium sized chain pharmacies.

  HBS Retail Pharmacy Management System

        The Retail Pharmacy Management System ("RPMS") is designed to save time by minimizing keystrokes and eliminating manual calculations for quick response in a fast paced retail pharmacy environment. RPMS is designed to be functionally rich to include such features as extensive pricing capabilities, wholesaler acquisition cost updates, unlimited patient comments and instructions, laser label capabilities, family linking, etc. RPMS is also enabled to accept a number of third-party add-ons such as interfacing to most automated dispensing systems (i.e. Innovation, OptiFill™, ScriptPro™, S.I. Baker, etc), voice response interface, integrated signature capture, pill imaging, doctor faxing, delivery and workflow modules, HL7 interface and X12 wholesaler interfacing for purchase order generation.

  HBS Common Profile System

        For commonly owned groups of pharmacies, the HBS Common Profile System (the "Common Profile System") offers all the features of the RPMS in addition to the ability to centralize the administration of all stores through a single central processing unit ("CPU"). All data files (drug, doctor, signature, etc.) can be shared leaving all remote sites little or no maintenance functions to perform. When customers shop at an HBS Co-Pro™ store, their complete patient profiles will be readily available, in real-time. The Common Profile System allows each pharmacy to maintain its individuality in areas such as reporting, pricing, and prescription labeling.

  HBS Chain-Host System

        The HBS Chain-Host System (the "Chain-Host System") is designed for multi-site pharmacies with a need to share central database information. The Chain-Host System is ideal for both commonly and individually owned pharmacy structures such as franchises and co-operatives. Many maintenance functions (third party plan administration, drug file maintenance, etc.) can be performed by the system host (the "Host") and broadcast down to the individual locations. Each individual pharmacy has its own CPU with on-line nightly communication to a Host System via the Internet. Using the Internet as the communication vehicle gives the Host the ability to administer a large number of widely dispersed locations. The Host serves as a central data repository of information for the group. Using the Internet as the communication vehicle gives the Host the ability to administer a large number of widely dispersed locations.

  RxEXPRESS®

        RxEXPRESS® is a pharmacy practice management application that provides information processing and workflow solutions supporting primarily, mail service, managed care and high volume central fill pharmacies. RxEXPRESS® is designed to enable pharmacists to maintain a competitive edge in the marketplace by offering services which include patient refill orders over the Internet, patient compliance/patient profile applications, electronic prescribing and refill authorizations, pharmacy web-site hosting and interfaces and complete mail service, out-patient pharmacy management inventory control and pricing management. The system also provides workflow control, clinical analysis, third-party payment and administrative services support. RxEXPRESS® runs primarily on the Compaq Alpha architecture and is utilized in over 20 mail order pharmacies.

Major Customers

        Following the acquisition of HBS, SXC now provides solutions and services to over 1,300 active customers in the pharmacy benefits, provider and payer marketplaces. Some of the Corporation's most significant customers are identified below:

Software Solutions Customers

Walgreen Co.

        Walgreen Co. ("Walgreen") is a drugstore retailer that serves customers in 43 states and Puerto Rico through 3,700 retail drugstores and three mail service facilities. Walgreen's drugstores are engaged in the retail sale of prescription and non-prescription drugs and carry additional product lines such as general merchandise, cosmetics, toiletries, household items, food and beverages. Customer prescription purchases can be made at the drugstores as well as through the mail, telephone and the Internet.

        Walgreens Health Initiatives ("WHI"), part of the Walgreen family, offers pharmacy benefit management, mail service pharmacy, home care and specialty pharmacy services. The Corporation's RxCLAIM®p application and consulting services provide pharmacy benefit management, billing and payment software solutions to WHI for over 3.0 million lives.

PharmaCare

        A wholly owned subsidiary of CVS Pharmacy, PharmaCare is a PBM company with the purchasing power and stability of a Fortune 500 company. With over 6 million pharmacy lives, PharmaCare has proven success in managing pharmaceutical costs for large employer groups and MCOs. Utilizing RxCLAIM®i hosted at SXC's Chicago processing center, PharmaCare is committed to identifying the trends affecting costs and quality of care, devising and implementing workable, forward-looking recommendations, custom-tailored to each client's unique circumstance. PharmaCare recently completed the integration of its acquisition of Eckerd Health Services ("EHS"), an existing SXC client.

Eckerd Health Services ("EHS",now part of PharmaCare)

        EHS, located in Pittsburgh, PA, is among the largest pharmacy based PBMs in the United States, with products that include pharmacy based clinical programs, a network of over 55,000 retail pharmacies and three mail service pharmacies. EHS' clients include employers, insurance companies, MCOs, government agencies and union groups nationwide. The Corporation provides RxCLAIM®i and RxTRACK® pharmacy benefit management processing and data warehousing software to EHS.

Prime Therapeutics

        Prime Therapeutics, Inc. ("Prime Therapeutics") is a pharmacy solutions company that offers a complete line of services including formulary management, claims processing, pharmacy service operations, drug utilization review, provider networks and leading edge programs in disease state management, physician education, patient education, pharmacoeconomic analysis and health outcomes research. Headquartered in St. Paul, Minnesota, Prime Therapeutics is jointly owned by various Blue Cross Blue Shield plans. The Corporation's RxCLAIM®i and RxSERVER® applications provide pharmacy benefit management processing software solutions for Prime Therapeutics' nine million lives. In the fourth quarter of 2003, Prime Therapeutics purchased a software license for SXC's mail order dispensing system, RxEXPRESS® Alpha, in support of their initiative to open their own mail order facility.

Prescription Solutions

        Prescription Solutions is an innovative pharmacy and medical management company managing the prescription drug benefit of commercial, Medicare and governmental health plans, as well as those of employers and unions representing over $2.1 billion in pharmaceutical purchases. A wholly owned subsidiary of PacifiCare Health Systems, Inc. (NYSE: PHS), one of the United States' largest health care services companies, Prescription Solutions serves members through a state-of-the-art mail service pharmacy in Carlsbad, California, as well as through a national network of 53,000 community pharmacies. The Corporation provides the RxEXPRESS® mail order pharmacy practice management software solution as well as its RxCLAIM®i and RxTRACK® pharmacy benefit management processing and data warehousing software to Prescription Solutions. At the close of 2003, Prescription Solutions purchased a software license for RxSERVER®, to support their coordination of benefits with PacifiCare's CMS-endorsed Medicare Discount Drug Card Program, and RxMAX® to support their rebates with pharmaceutical manufacturers. On December 21, 2005, UnitedHealth Group (NYSE: UNH) announced that it had received all necessary approvals to complete its merger with PacifiCare Health Systems, Inc. To SXC's knowledge, Prescription Solutions is expected to continue to use the Corporation's suite of software products.

Blue Cross & Blue Shield of Alabama

        Blue Cross and Blue Shield of Alabama ("BCBS AL") is the largest provider of health care benefits in Alabama and provides coverage for more than 3 million beneficiaries in the state including 2.1 million pharmacy lives. The Corporation's RxCLAIM®i application provides pharmacy benefit management processing software solutions to BCBS AL and its RxSERVER® application was used to migrate the business from its legacy application. The Corporation successfully completed the implementation of and received substantive payment for its RxCLAIM®i application in early fiscal 2003. BCBS AL also purchased the Corporation's RxMAX® software in early fiscal 2004.

Blue Cross & Blue Shield of Mississippi (Advanced Health Systems)

        Blue Cross & Blue Shield of Mississippi ("BCBS Mississippi") has been serving the needs of Mississippians since 1947. BCBS Mississippi remains the largest health insurance company in the state. Today it is Mississippi's largest provider of health care coverage, serving nearly one million customers. Based in Jackson with satellite offices in five other cities throughout Mississippi, the company employs just over 1,000 people. The Corporation's RxCLAIM®i, RxSERVER®, and RxTRACK® applications provide pharmacy benefit management processing software solutions and data warehousing capabilities to BCBS Mississippi.

WellPoint/Anthem

        WellPoint, located in Thousand Oaks, CA, merged with Anthem, Inc. in 2004 and is one of the nation's largest publicly traded health care companies serving the needs of approximately 28 million medical members. Their offering of PBM services includes more than 60 pharmaceutical manufacturer contracts and approximately 150 million pharmacy claims representing over $6.0 billion in drug spend annually. The Corporation provides RxMAX®, rebate performance-based contract management software and maintenance services to WellPoint/Anthem.

MAXIMUS, Inc.

        The Corporation partners with MAXIMUS to deliver a breakthrough pharmacy management system to the BCMOH, which operates B.C. Pharmacare. The province-wide networked system, PharmaNet, that went live in September 1995, was an instrumental element in B.C. Pharmacare's mission to improve the universal drug-care system in the province by improving processes, identifying and preventing drug interactions, and highlighting incorrect dosages.

Health Care Services Corporation and Blue Cross Blue Shield of South Carolina

        For the above two BCBS plans, the Corporation's Rx-Gateway application connects health care providers, such as physicians, clinics, hospitals and laboratories, with the BCBS back-end claims processing systems to more efficiently submit claims and eligibility verification requests.

ASP Processing Customers

MC-21

        MC-21 is a mid-sized PBM based in Puerto Rico that manages over 2.0 million lives. As announced by press release in June 2003, MC-21 is utilizing the Corporation's RxCLAIM®i claims processing system through the Corporation's Chicago processing center. MC-21 is participating as a PDP (Prescription Drug Plan) provider under Medicare's new Part D drug program in Puerto Rico.

Sierra Health Services, Inc.

        Sierra Health Services, Inc. ("Sierra") is a diversified health care company that provides and administers the delivery of managed care benefit plans for employers, government programs and individuals. Sierra's managed health care services are provided through HMOs, managed indemnity plans, a third-party administrative services program and workers' compensation medical management programs. The Corporation provides pharmacy benefit management processing ASP solutions, RxCLAIM®i and RxTRACK®, to Sierra's 560,000 members. Sierra is participating as a PDP (Prescription Drug Plan) provider under Medicare's new Part D drug program in ten western states.

Blue Cross Blue Shield of Arizona

        As one of the state's largest health insurers, Blue Cross Blue Shield of Arizona ("BCBS AZ") has been dedicated to connecting Arizonans to health care services for 60 years. The company serves more than 700,000 customers with a wide range of health care plans to serve virtually every market segment. Products range from PPOs and HMOs for individuals and groups to a corporate health services product that provides large, self-insured employers access to managed care networks for both their health and workers' compensation programs. The Corporation provides pharmacy benefit management processing ASP solutions (RxCLAIM®i, RxTRACK®, RxMAX® and RxPORTAL™) to BCBS AZ, adjudicating over 3,000,000 transactions annually.

Serve You Custom Prescription Management, Inc.

        Serve You Custom Prescription Management, Inc. ("Serve You") was created in 1987 by a group of provider pharmacies, joined together to form an integrated system for the delivery of comprehensive pharmacy benefit services. The Corporation provides ASP RxCLAIM®i, RxTRACK® and RxPORTAL™ services to Serve You providing pharmacy benefit management, claims processing and data warehousing for their 250,000 lives.

MemberHealth, Inc.

        MemberHealth, Inc. ("MemberHealth") is an Ohio corporation that operates a prescription benefit management organization and administers the operation of packaged health benefit discount programs. The marketing for these programs is conducted principally through three distribution channels: insurance and brokerage agencies, consumer direct marketing, and through retail pharmacies. As a pharmacy administrator, MemberHealth administers the prescription part of employee medical benefits for hundreds of plan sponsors and has created innovative new prescription programs for traditional insurance, managed care and uninsured participants and is one of the original 28 CMS-approved Medicare Discount Drug Card sponsors. The Corporation provides ASP RxCLAIM®i and RxTRACK® services to MemberHealth for their 3.4 million lives. MemberHealth is participating as a PDP (Prescription Drug Plan) provider under Medicare's new Part D drug program on a national level.

CIGNA HealthCare

        The CIGNA HealthCare companies comprise one of the leading providers of health-benefit programs in the United States with products marketed in all 50 states and managed care networks serving 45 states, the District of Columbia and Puerto Rico. CIGNA HealthCare currently provides medical coverage through managed care and indemnity programs to approximately 14.4 million people, dental care and mental health coverage to approximately 27.0 million, vision care coverage to approximately 4.0 million and health care and disability management services to approximately 25 million people. The Corporation provides ASP RxEXPRESS® pharmacy management software to CIGNA's 17 Arizona based clinic pharmacies, which fill approximately 2.0 million prescriptions annually.

Horizon NJ Health

        Horizon NJ Health (formerly Horizon/Mercy) is New Jersey's largest health care management company serving publicly insured individuals in the Medicaid and NJ FamilyCare programs since 1993. During this time, membership administered by Horizon NJ Health has grown to more than 278,000 members. Horizon NJ Health is wholly owned by Horizon Blue Cross Blue Shield of New Jersey. The Corporation provides pharmacy benefit management processing ASP solutions (RxCLAIM®i, RxTRACK® and RxMAX®) to Horizon/Mercy, adjudicating over 4,000,000 transactions annually.

Navitus Health Solutions, LLC

        Navitus Health Solutions, LLC ("Navitus"), located in Appleton, Wisconsin, provides healthcare products and services, including pharmacy benefit management services. Navitus ensures that formulary development and quality improvement decisions are made by Wisconsin physicians and pharmacists committed to providing high quality pharmaceutical care at a reasonable cost to its members. The Corporation provides pharmacy benefit management processing ASP solutions (RxCLAIM®i, RxTRACK® and RxMAX®) to Navitus. Navitus is participating as a PDP (Prescription Drug Plan) provider under Medicare's new Part D drug program on a regional level.

HealthExtras / CatalystRx

        HealthExtras, through its CatalystRx subsidiary, is a full-service pharmacy benefit management company providing benefits to more than three million members. HealthExtras' clients include MCOs, large employer groups, unions, government agencies and individual consumers. The Corporation provides pharmacy benefit claims processing (RxCLAIM®i) and web services to HealthExtras.

University of Michigan

        Founded in 1817, the University of Michigan ("U-M") has stood as the national model for the large public university for more than a century. Recognized as one of the world's premiere research universities, U-M is a leader in undergraduate and graduate education, offering challenging academic programs. As of January 1, 2006, U-M in-sourced the administration of its prescription drug plan with the Corporation. U-M uses the Corporation's InformedRx services, including: prescription drug benefit design and maintenance, claims adjudication, custom retail pharmacy network, drug utilization review, web-based member portal, member and pharmacy help desk, prior authorization services and rebate management.

Presbyterian Health Plan

        Presbyterian is New Mexico's only private, nonprofit statewide healthcare system. With a single purpose of improving the health of individuals, families and communities, Presbyterian serves over 520,000 customers throughout New Mexico. Governed by an independent volunteer board of directors, Presbyterian offers a broad range of healthcare services, including the state's leading health plan, comprehensive hospital services, and primary care and specialty care from more than 27 clinics in eight New Mexico communities. Presbyterian is participating as a PDP (Prescription Drug Plan) provider under Medicare's new Part D drug program on a regional level. The Corporation provides processing of prescription drug claims, data warehouse/informational analysis, rebate administration and web-based member portal.

Client Network Services, Inc. ("CNSI")

        Founded in April 1994, CNSI is an employee owned, 8(a) certified company based in Maryland, U.S. that offers IT business solutions to meet customer requirements worldwide. CNSI serves a diverse range of government and commercial clients, and offers the technology and resource expertise to reduce costs and improve the productivity of client IT systems. CNSI's corporate mission is to be a premier provider of the highest quality networking and system solutions, and to address and support the technological business concerns of its customers. As a subcontractor to CNSI, the Corporation provides facilities management services to support prescription drug claims and rebate contract management services on behalf of the State of Washington Medicaid program.

MedMetrics Health Partners, Inc.

        MedMetrics Health Partners, Inc. ("MedMetrics") is a non-profit, full-service PBM located in Worcester, Massachusetts, and is affiliated with the University of Massachusetts Medical School. As one of the nation's only non-profit PBMs, MedMetrics features a business model which differs from that of the traditional PBM by providing true net cost drug management with full transparency in all financial transactions and data reporting. Unique among PBMs is MedMetrics' association with a major medical school which affords direct access to expert formulary and clinical guidance and academically rigorous, evidence-based clinical programming support. MedMetrics assumed responsibility for the State of Vermont's drug benefits program from the incumbent PBM effective January 1, 2006, and the Corporation has commenced processing the claims for these prescription drug transactions. Services provided by the Corporation include implementation, claims processing, data warehouse, web-based member portal and development support.

Competition

        The Corporation has four primary competitors in the commercial payer marketplace, namely McKesson's Prospective Health division ("PHP"), Argus Health Systems, Inc. ("Argus") and HealthTrans and MedImpact Health Care Systems, Inc. ("MedImpact"). In the government marketplace, the Corporation competes with (and occasionally partners with) a number of organizations in the U.S. and Canada including Electronic Data Systems, Inc. ("EDS"), Affiliated Computer Services, Inc. ("ACS"), First Health Group, Inc. ("FHG", now a division of Coventry Health) and Unisys Corporation ("Unisys").

        The Corporation also has three main competitors in the provider market space, namely the QS/1 Data Systems ("QS/1") division of J.M. Smith Corporation, PDX, Inc. ("PDX"), and Per Se Technologies ("Per Se").

PAYER — Commercial

McKesson/PHP

        PHP provides software solutions for the healthcare industry through the design, development and installation of software solutions and also provides consulting services. Based in Palos Heights, Illinois, PHP has nearly 30 employees in Palos Heights, Illinois and Scottsdale, Arizona with sales teams in Irvine and San Diego, California. PHP has several products including ProPBM, ProINTERCEPT, ProHEALTH and ProDENTAL, which provide centralized claim editing, adjudication and data control for pharmacy, medical and dental transactions. PHP's products are currently available in both a license or service bureau arrangement.

MedImpact Healthcare Systems

        MedImpact is a leading PBM and Internet technology company. Founded in 1989 and based in San Diego, California, MedImpact develops e-health tools to improve efficiency and enhance quality of care. In addition to providing traditional PBM services, such as claims processing, network management, and clinical support, MedImpact cultivates progressive information technology for a nationwide client base.

Argus Health Systems

        Argus, located in Kansas City, Missouri is a joint venture of DST Systems, Inc. and Financial Holding Company, a privately held company. Argus' systems permit its customers to create and administer customized benefit programs. Argus has also developed claims processing capabilities, administrative and reporting systems and network and rebate administration systems that allow customers to control their own pharmacy benefits systems. In addition, Argus has an analytical tool (RxFocus) that allows for just-in-time custom reporting.

PAYER — Government

Electronic Data Systems

        EDS is a leading global technology services company delivering business solutions to its clients. EDS founded the information technology outsourcing industry more than 40 years ago. Today, EDS delivers a broad portfolio of information technology and business process outsourcing services to clients in the manufacturing, financial services, healthcare, communications, energy, transportation, and consumer and retail industries and to governments around the world.

        EDS helps state government healthcare agencies drive drown administrative costs while innovating customer service and improving the quality of healthcare. EDS is also the largest provider of Medicaid management services to state governments in the United States, administering $100 billion in Medicaid benefits for more than 19 million recipients annually.

Affiliated Computer Services

        Affiliated Computer Services, Inc. (NYSE: ACS) is a premier provider of diversified business process outsourcing (BPO) and information technology outsourcing (ITO) solutions to commercial and government clients worldwide. Based in Dallas, ACS is a FORTUNE 500 company of more than 55,000 people supporting client operations reaching nearly 100 countries. ACS provides BPO services including administration; finance and accounting; human resources; payment services; sales, marketing, and customer care; and supply chain management. Its ITO offerings include applications solutions; data center management; disaster recovery; end-user computing; network management; security services; storage solutions; technology review, assessment, and planning; and transition services for human resources.

        ACS Healthcare Solutions helps healthcare organizations embrace the technological and business changes occurring in the market by capitalizing on the strategic nature of Internet and information management technologies to bring healthcare stakeholders closer together. Through relationships with payer organizations, large healthcare systems, national medical policy groups, hospitals, and pharmacy benefit management organizations, ACS Healthcare can create a solution that will meets its customers needs. ACS Healthcare Solutions is backed by ACS, one of the world's leading information technology service providers.

First Health Group

        First Health Group (now a division of Coventry Health) is a unique national managed health care company that offers comprehensive services to payers across the country — including all 50 states, the District of Columbia and Puerto Rico. Serving the group health, workers' compensation and state public program markets, FHG's core competency is managing total health care costs while educating and empowering consumers.

        FHG's total cost management solutions includes national PPO network, claims and member services, bill review and clinical programs. The types of multi-sited, national organizations that use FHG's solutions include federal employee health benefit plans, self-insured corporations, third-party administrators, workers' compensation payers, and small/mid-sized group health insurers.

Unisys Corporation

        Unisys is a worldwide systems integrator specializing in information technology services and solutions. Unisys delivers value-based solutions led by its competency in consulting and systems integration, outsourcing, infrastructure services and security, combined with leading enterprise-class server and related technologies. Unisys bring expertise in the areas of administration and finance, justice and public safety, defense and domestic security, human services, education, and healthcare.

PROVIDER

QS/1 Data Systems

        QS/1 provides products, services and support to a variety of healthcare providers including community pharmacies, chain pharmacies, long-term care facilities, institutions, home medical equipment providers and point-of-sale operations. QS/1's network solutions group provides hardware, software, network and cabling solutions for companies and organizations in North and South Carolina as well as Georgia.

PDX/NHIN

        PDX, which was established in 1985, is located in Ft. Worth, Texas. Sixty pharmacy chains, including drug stores, supermarkets, and mass merchants and more than 350 independent pharmacies in the United States representing close to 9,000 stores, use PDX software to fill, bill, and track prescriptions. PDX also serves two major Canadian pharmacy chains that use the PDX Pharmacy System in over 250 stores.

        Realizing pharmacy's need for standardized data, NHIN was started in 1991. NHIN provides its customers with standardized drug file information. NHIN has also become an industry leader in submission and reconciliation service. Further, NHIN's disease management software, Care Rx, enables pharmacies to increase the level of service they offer, enabling them to provide total care to the patients they serve.

Per Se Technologies (formerly, NDCHealth/TechRx)

        Per Se offers technology that enables drugstore chains, independent pharmacies, wholesalers, mail order services and central processing and central fill facilities to automate the administrative tasks associated with prescription filling and to free pharmacists' time for enhanced patient care. Previously, NDCHealth/TechRx (which Per Se completed the acquisition of certain assets of on January 6, 2006) acquired a number of pharmacy systems, including the NDC pharmacy system, CONDOR and the Renlar pharmacy software business from Cardinal Health Systems, Inc.

        Per-Se Technologies helps physicians, hospitals and now retail pharmacies get more reimbursement — faster — for the services they provide allowing these providers more time to focus on patient care. Per Se is a publicly traded company and one of the largest healthcare business services and information technology companies in the United States. Per Se is also a leader in Connective Healthcare — a unique approach to streamlining and simplifying the administrative processes of healthcare in order to increase revenue back to providers.

The Corporation's Strategy

        The Corporation is pursuing a business model that reflects its in-depth understanding of and experience in the North American healthcare marketplace. The Corporation delivers its information technology solutions to customers as standard license software sales, as customized software license sales coupled with consulting and systems implementation services or as a processing service provided on a fee per transaction basis. This multi-faceted sales approach recognizes that while many large customers wish to own and operate their own systems, many mid-size and smaller customers are either not interested in or not capable of operating their own transaction processing systems.

        The market for the Corporation's products is divided between a large customer segment that has the sophisticated technology infrastructure and staff required to operate a 24-hour data center and a less sophisticated segment of smaller customers that is not capable of or willing to operate such sophisticated systems. The Corporation's business model allows customers to either operate the Corporation's systems themselves (with or without significant customization, consulting and systems implementation services) or to rent the systems' capability on a fee per transaction basis. The Corporation expects to derive an increasing percentage (currently approximately 64%) of its combined revenue from recurring sources, primarily transaction based services.

Growth Strategies

        The Corporation's primary strategies are:

  •
  to expand revenue/claim and addressable payer markets with new InformedRx pharmacy benefit services offerings;

  •
  to target sales opportunities in independent, mail and chain pharmacy markets;

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  to introduce new software license and ASP applications to leverage the Corporation's existing customer base; and

  •
  to grow by expanding its addressable market via strategic alliances, mergers and/or acquisitions.

Other Corporate Information

Employees

        At December 31, 2005, there were approximately 300 employees of the Corporation. None of the Corporation's employees are unionized and the Corporation considers its relationship with its employees to be good.

Facilities

        The Corporation's principal Canadian operations are conducted from a 42,255 square foot facility located at 555 Industrial Drive in Milton, Ontario. On May 31, 2005, the Corporation completed the sale and leaseback of the Milton, Ontario headquarters facility for approximately $2,343,000. The net proceeds after repayment of the mortgage on the building were approximately $1,585,000. The Corporation recorded a gain of $626,000 on the sale. The Corporation agreed to lease back 8,100 square feet of the facility (which represents a minor portion of the property sold) for a three-year term with one three-year renewal period option. The Corporation's basic rental obligation for the ensuing year is expected to be approximately $77,000.

        The Corporation's United States business operations are primarily conducted from a 41,752 square foot leased office facility located at 2505 South Finley Road in Lombard, Illinois (outside of Chicago, Illinois). SXC has a ten-year lease expiring on March 31, 2012, with a termination option effective March 31, 2007, for which the Corporation must provide notice by March 31, 2006. SXC's basic rental obligations for the ensuing year are expected to be approximately $587,000.

        The Corporation has a lease in respect of 22,487 square feet of office space at 738 Louis Drive, Warminster, Pennsylvania, which the Corporation assumed from the HBS acquisition. The lease expires on September 30, 2008. The Corporation's basic rental obligation for the ensuing year is expected to be approximately $294,000 in respect thereof, subject to annual escalations.

        The Corporation has a three-year lease (subject to renewal) expiring on November 30, 2006 in respect of 12,260 square feet of office space located at 7047 East Greenway Parkway in Scottsdale, Arizona, and the Corporation's basic rental obligations for the ensuing year are expected to be approximately $281,000 in respect thereof, subject to annual escalations. Effective November 2003, the Corporation entered into a sublease arrangement with a third-party for approximately 5,500 square feet expiring on October 31, 2006.

        The Corporation has a one-year lease expiring on March 31, 2006 in respect of 3,272 square feet of office space located at 3960 Quadra Street in Victoria, British Columbia. The Corporation is currently negotiating a one-year lease renewal effective April 1, 2006 and expiring on March 31, 2007. The Corporation's basic rental obligations for the ensuing year are expected to be approximately $42,000 in respect thereof.

Intellectual Property Rights

        The Corporation protects its proprietary technology through a combination of contractual confidentiality provisions, trade secrets, copyrights and trademarks. The Corporation has obtained several trademark registrations, including RxSERVER®, RxCLAIM®i, RxMAX®, RxTRACK®, RxEXPRESS® and InformedRx® in one or both of Canada and the United States. The Corporation enters into non-disclosure agreements with employees and third parties and generally restricts access to its software product source codes. The Corporation regards its source codes as proprietary information and attempts to protect the source code versions of its products as well as documentation and other written materials, as trade secrets and unpublished copyright works.

        The Corporation also relies on technology and other intellectual property licensed to it by third parties. The Corporation is not the subject of any claim alleging that its products infringe on the proprietary rights of third parties, but third parties could claim infringement by the Corporation and any such claim, regardless of its merits, could result in costly litigation, the diversion of management resources, delays in product development and product commercialization or other adverse effects on the Corporation.

DIVIDEND RECORD AND POLICY

        The Corporation has not declared any dividends on its Common Shares. The board of directors of the Corporation does not currently anticipate paying any dividends on the Common Shares in the foreseeable future but intends to retain earnings to finance the growth and development of the business of the Corporation. Any future determination to pay dividends will be at the discretion of the board of directors of the Corporation and will depend upon the Corporation's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Corporation deems relevant.

CAPITAL STRUCTURE

        The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors and to receive notice of and attend and vote, on the basis of one vote per share, at all meetings of shareholders of the Corporation. In addition, the holders of Common Shares are entitled upon liquidation, dissolution or winding up of the Corporation to receive the remaining assets of the Corporation.

        The Corporation has a stock option plan (the "Option Plan"). Under the terms of the Option Plan, the Corporation may grant options from time to time to its officers, directors, key employees and service providers, and those of any affiliate or subsidiary of the Corporation, for up to 11,750,000 Common Shares. The exercise price of each option shall be set at the time the option is granted and shall not be lower than the market price of the Corporation's Common Shares at the time. An option's maximum life under the Corporation's option plan is ten years.

MARKET FOR SECURITIES

        The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and trade under the stock symbol "SXC". The following table describes the high and low trading prices in Canadian dollars and the aggregate trading volumes for the twelve month period ended December 31, 2005.

Month	High Price	Low Price	Volume

January	$1.62	$1.41	1,868,808

February	1.80	1.38	6,008,250

March	1.80	1.44	2,896,717

April	1.59	1.40	2,821,440

May	1.56	1.41	4,344,174

June	1.70	1.50	2,582,832

July	1.95	1.45	4,202,211

August	2.43	1.90	2,788,043

September	2.44	2.02	4,232,985

October	2.44	2.20	2,023,238

November	2.79	2.37	7,421,821

December	$2.80	$2.40	6,533,913

Total			47,729,432

DIRECTORS AND SENIOR OFFICERS

        The following table sets forth the names and municipalities of residence of the directors and executive officers of the Corporation, their positions held with the Corporation and their principal occupations:

Name and Municipality of Residence	Positions Held	Director Since	Principal Occupation for Last 5 Years
Kevin R. Brown(5) Potomac, Maryland	Director	August 1999	President & CEO of Amisys/Synertech Inc. ("Amisys/Synertech"), a leading provider of software and business process outsourcing services to the health insurance industry since 2003; Venture Partner with Whitney & Co., a private equity investment firm, since 2003 that subsequently acquired Amisys/Synertech; prior to this Mr. Brown was Chief Executive Officer of Anceta, LLC, a healthcare informatics firm; prior thereto Mr. Brown was Senior Vice President and General Manager of the Payer Solutions Group of HBO & Co., which acquired Amisys Managed Care Systems, Inc. ("Amisys") in 1998. Prior to this acquisition, Mr. Brown was the founder, President & Chief Executive Officer and Chairman of Amisys for ten years.
Terrence C. Burke(3) Easton, Maryland	Director	August 1999	Independent consultant, with extensive experience in the managed care and indemnity insurance industry in the US, from 1995 to present; prior thereto Mr. Burke was Senior Executive Vice President of Metrahealth Corporation from 1994 to 1995, Senior Vice President, Field Operations, Specialty Companies & Planning and Development of Aetna Corporation from 1992 to 1994 and Senior Vice President, National Operations of CIGNA Corporation from 1989 to 1992.
Michael J. Callaghan(4) Toronto, Ontario	Chairman and Director	May 1997	Managing Director, Private Equity, of MDS Capital Corp. ("MDS"), a leading North American venture capital firm, since 2003; prior thereto, Mr. Callaghan was Senior Vice President, MDS from 1996 to 2003; prior thereto Mr. Callaghan was Vice President of MDS since 1992.

Name and Municipality of Residence	Positions Held	Director Since	Principal Occupation for Last 5 Years
Jeffrey Park(1)(8) Toronto, Ontario	Director	July 2003	Senior Vice President Investment of Covington Capital Corporation since 1998; prior thereto, Mr. Park worked for IBM in several areas of their Global Services Organization including the outsourcing of services, technology and infrastructure for clients such as Air Canada, Bell Canada and National Bank Financial. Jeff represents Covington on the boards of a number of Covington-backed companies, is a Chartered Accountant and holds a Bachelor of Accounting (Honours) degree.
James A. Ryan(2) Brampton, Ontario	Director	June 2000	James A. Ryan is currently President and Chief Executive Officer of Excapsa Software Inc. ("Excapsa"), a publicly traded (AIM:XCP) developer of interactive gaming solutions. Prior to joining Excapsa, he was Chief Financial Officer of CryptoLogic, Inc. and before that was Chief Financial Officer and Secretary of Procuron, Inc.. Mr. Ryan has over twenty years experience in senior financial management and business development roles within the high technology sector. He was Chief Financial Officer and Secretary of the Corporation, Vice President of Business Development and CFO of Metcan Information Technologies Limited, and Vice President and CFO of Epson Canada Limited. Mr. Ryan has a B.Admin from Brock University and is a Chartered Accountant.
Mark A. Thierer(6) Barrington, Illinois	Director	February 2006	President of Physicians Interactive, a division of Allscripts, Inc. (NASDAQ: MDRX), the leading provider of electronic health records, ePrescribing and information solutions for physicians. Prior to Allscripts, Mr. Thierer spent ten years with CaremarkRx (NYSE: CMX), where he was a corporate officer and key executive.
Gordon S. Glenn(7) McKinney, Texas	President & Chief Executive Officer, Director	August 1999	President & Chief Executive Officer of the Corporation from June 1998 to present; prior thereto Mr. Glenn was Chief Executive Officer of Computer Data Systems, Inc. in Rockville, MD from 1988 until 1996.
Jeff Jensen, R.Ph. Oak Brook, Illinois	Senior Vice President, Client Services and Chief Operating Officer	n/a	Senior Vice President, Client Services and COO of the Corporation since March 2001. Previously President of ComCoTec from November 1999 until February 2001. Vice President of Sales, ComCoTec, Inc. from 1992 until October 1999.

Name and Municipality of Residence	Positions Held	Director Since	Principal Occupation for Last 5 Years
Irwin P. Studen Reston, Virginia	Senior Vice President, Finance, Chief Financial Officer and Corporate Secretary	n/a	Senior Vice President, Finance, Chief Financial Officer and Corporate Secretary of the Corporation since February 2001 to present; prior thereto Mr. Studen was Vice President of C1 Venture Partners, LLC from 2000 to 2001, Vice President & Interim Chief Financial Officer of Marketswitch Corporation from 1999 to 2000, Vice President & Chief Operating and Financial Officer of MonoGen, Inc. from 1997 to 1999.
Mike Meyer Naperville, Illinois	Senior Vice President, Business Development	n/a	Senior Vice President, Business Development of the Corporation since April 2004. Prior to joining the Corporation, Mr. Meyer was Vice President, Managed Care Sales at Caremark, one of the three largest PBMs in the U.S. Prior thereto, Mr. Meyer was with Premier Purchasing Partners from 1997 until 2002 to develop Premier's managed care offering.
John Romza Lombard, Illinois	Senior Vice President, Research & Development, Chief Technology Officer	n/a	Senior Vice President R&D and CTO of the Corporation, March 2001 to present. Previously VP R&D of ComCoTec, Inc. for 20 years.
Mike H. Bennof Lusby, Maryland	Senior Vice President, Public Sector and Project Services	n/a	Senior Vice President, Public Sector and Project Services of the Corporation from October 1998 to present; prior thereto Mr. Bennof was Vice President of Decisions Systems Technologies, Inc. and Vice President Operations of Computer Data Systems, Inc. for over 8 years.

Notes:

(1)
Chairman of the Audit Committee and member of the Corporate Governance Committee.

(2)
Chairman of the Corporate Governance Committee and member of the Audit Committee.

(3)
Chairman of the Compensation Committee and member of the Nominating Committee.

(4)
Chairman of the Board; member of the Corporate Governance Committee and the Audit Committee.

(5)
Member of the Compensation Committee.

(6)
Chairman of the Nominating Committee and member of the Compensation Committee.

(7)
Member of the Nominating Committee.

(8)
Mr. Park is an officer of Covington Fund II Inc., which manages or advises various funds and which beneficially own 5,325,622 Common Shares of the Corporation.

        The term of each of the directors listed in the chart above will continue until the next annual meeting of the Corporation. As at March 21, 2006, to the knowledge of the Corporation, the directors and senior officers of the Corporation, as a group, owned, directly or indirectly, or exercised control or direction over 6,474,092 Common Shares, representing approximately 9.5% of the issued and outstanding Common Shares. To the best of the Corporation's knowledge and belief, no director, officer, 10% security holder or associate thereof are or has been subject to any cease trade orders, bankruptcies, penalties or sanctions within the last 10 years.

AUDIT COMMITTEE

Composition, Relevant Education and Experience

        The education and experience of each Audit Committee Member that is relevant to such Member's responsibilities as a Member of the Audit Committee are set out below. As at the date hereof, the Audit Committee was composed of the following persons:

Name	Relevant Education and Experience

Jeffrey Park (Chair)	Jeffrey Park is Senior Vice President, Investments of Covington Capital Corporation. He has over 14 years of experience in the financial services industry. Mr. Park is a Chartered Accountant and holds a Bachelor of Accounting (Honours) degree.

Michael Callaghan	Michael Callaghan, B.Comm., M.B.A., C.A., is Managing Director, Private Equity of MDS Capital Corp., a leading North American venture capital firm. He has a B.Comm from McGill University and a M.B.A. from York University and is a Chartered Accountant.

James Ryan	James A. Ryan is currently President and Chief Executive Officer of Excapsa Software Inc. ("Excapsa"), a publicly traded (AIM:XCP) developer of interactive gaming solutions. Prior to joining Excapsa, he was Chief Financial Officer of CryptoLogic, Inc. and before that was Chief Financial Officer and Secretary of Procuron, Inc. Mr. Ryan has over twenty years experience in senior financial management and business development roles within the high technology sector. He was Chief Financial Officer and Secretary of the Corporation, Vice President of Business Development and CFO of Metcan Information Technologies Limited, and Vice President and CFO of Epson Canada Limited. Mr. Ryan has a B.Admin from Brock University and is a Chartered Accountant.

        The mandate of the Audit Committee is attached as Schedule "A" hereto. The Board has determined that each of the members of the Audit Committee is "independent" for the purposes of Multilateral Instrument 52-110 — Audit Committees and is financially literate.

Pre-approval Policies and Procedures

        Pursuant to the mandate of the Audit Committee, the Audit Committee has established a policy whereby it will review the nature of and fees for any non-audit services performed for the Corporation by the external auditor and consider whether the nature and extent of such services could detract from the external auditor's independence in carrying out the audit function.

External Auditor Service Fees

        During the years ended December 31, 2005 and December 31, 2004, the Corporation paid the following fees to its external auditors:

	Fees Incurred
Service	2005		2004
Audit-Related Fees	C$142,276		C$240,333
Tax Fees	C$67,632		C$112,293
All Other Fees	C$126,675	(2)	C$61,217	(1)

Total Fees Paid	C$336,583		C$413,843

(1)
Due diligence relating to the acquisition of Health Business Systems.

(2)
Fees relate primarily to equity financing and certain post-acquisition fees associated with HBS.

LEGAL PROCEEDINGS

        From time to time in connection with its operations, the Corporation is named as a defendant in actions for damages and costs allegedly incurred by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, management believes that none of such actions are material to the Corporation and that adequate provisions have been recorded in the accounts where required.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of the Corporation's knowledge and belief, no director, officer or 10% security holder nor any associate nor affiliate thereof within the last three financial years has had a material interest in the Corporation other than as disclosed herein.

TRANSFER AGENT AND REGISTRAR

        The Corporation's transfer agent and registrar is CIBC Mellon Trust Corporation at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

        The following describes material contracts, other than those entered into in the ordinary course of business, entered into within the most recently completed financial year, or before the most recently completed financial year but that are still in effect.

Amended and Restated Credit Facility Agreement

        On December 27, 2002, the Corporation (as "Guarantor") and each of its direct and indirect subsidiaries (as "Borrowers") entered into a senior secured credit facility (the "Credit Facility") with MCG Capital Corporation ("MCG"). The Credit Facility consisted of a $1,000,000 revolving line of credit and a $7,600,000 term loan. The Credit Facility was to mature on December 27, 2008. The term loan bore interest at a base rate (LIBOR or U.S. Prime rate) plus a rate margin to be determined as of the first date of each interest period, contingent on the Company's leverage ratio at that time. The base rate was capped for the first three years of the Credit Facility Agreement. For the first two years, the Company made quarterly interest-only payments, and thereafter, would make quarterly interest and amortized principal payments, beginning on December 31, 2004, of $380,000 until maturity.

        Effective December 17, 2004 and in connection with the HBS acquisition, the Corporation entered into an amended and restated credit facility (the "Amended Credit Facility") with MCG. Under the Amended Credit Facility, the Corporation amended and increased its senior secured credit facility by $6,000,000 to $13,600,000 and terminated the revolving line of credit. The terms of the Amended Credit Facility include a new six-year term with quarterly principal payments commencing on December 31, 2005 and maturing on December 31, 2010. The interest rate on the Amended Credit Facility is calculated in the same manner as under the Credit Facility and has been reduced by approximately 200 basis points. The effective interest rate for the year ended December 31, 2005 was 11.2% (2004 — 10.5%).

RISK FACTORS

        This report contains forward-looking statements. Any statements contained herein that are not historical facts may be deemed to be forward-looking statements. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to the ability of the Corporation to adequately address: the risks associated with acquisitions, the Corporation's dependence on key customers and key personnel, competition from both existing and new sources, expanding its service offerings, the impact of technological change on its product/service offerings, potential fluctuations in financial results, the sufficiency of its liquidity and capital needs, the indebtedness of the Corporation, the volatility of its share price, the Corporation's limited history of profitability, the continued viability of its proprietary technology, its product liability and insurance needs, its reliance on key suppliers if any, continued confidence in e-commerce as an on-line delivery mechanism for information and the impact of government regulation on the business.

Risks Associated with Acquisitions

        During calendar 2004, the Corporation completed the acquisition of HBS, a supplier of pharmacy software and workflow systems, and it is the Corporation's second acquisition in three years. While the Corporation believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: a diversion of management's attention from other business concerns; failure to effectively assimilate the acquired technology or assets into the business of the Corporation; the potential loss of key employees from either the Corporation's current business or the business of HBS; and the assumption of significant and/or unknown liabilities of HBS. There can be no assurances that the Corporation will be able to successfully integrate HBS or future acquisitions into its operations. However, the Corporation continues to believe that its patience in executing this strategy will be rewarded in the long term.

        The Corporation continues to seek acquisitions that are a good fit for its strategic direction, primarily within the Corporation's current market sectors. While the Corporation believes it has the experience and resources to continue to execute this strategy, the Corporation does not have control over the market conditions prevailing or likely to prevail in the future, which may impact its ability to execute this strategy. These variations include market valuations of potential targets, stock price volatility of the Corporation, general market valuation issues of public versus private concerns, all of which may impact the timing of executing this strategy. There can be no assurances that the Corporation will be able to identify suitable acquisition candidates available for sale at reasonable valuations, consummate any acquisition or successfully integrate any acquired business into its operations.

Dependence on Key Customers

        The Corporation generates a significant portion of its revenue from a small number of customers. Although in the year ended December 31, 2005, no customer accounted for more than 10% of the Corporation's revenue, there can be no guarantee that future revenues would have a similar concentration. Furthermore, the Corporation sells most of its computer software and services to PBMs, Blue Cross/Blue Shield organizations, MCOs and retail/mail-order pharmacy chains. If the healthcare benefits industry or the Corporation's customers in the healthcare benefits industry experience problems, the Corporation's business and financial results could be adversely affected. For example, the Corporation may suffer a loss of customers if there is any significant consolidation among firms in the healthcare benefits industry or if demand for pharmaceutical claims processing services should decline.

Dependence on Key Personnel

        The Corporation's business is dependent upon its ability to retain and attract highly skilled persons. Competition for qualified personnel is considerable and the Corporation's future success will depend in large part on its continuing ability to attract and retain qualified employees. The Corporation's business is also dependent on the expertise provided by its Chief Executive Officer and other members of its management team.

Competition

        The market for the software and products supplied by the Corporation is highly competitive and subject to rapid change. Many of the Corporation's current and potential competitors have larger technical staffs, more established and larger sales and marketing organizations and significantly greater financial resources than does the Corporation. Additionally, there can be no assurance that competitors will not develop systems and products that are superior to the Corporation's systems or products or that achieve greater market acceptance due to pricing, access to distributors or other factors. Pricing is an important element of competition and is regularly reviewed by the Corporation in response to changes in market conditions. There can be no assurance that the Corporation's pricing strategy will be successful or that any price changes will not have an adverse effect on the Corporation's gross margins.

Expanded Service Offerings

        The Corporation continues to expand its InformedRx pharmacy benefit service offerings by developing and offering health plan sponsors a wide variety of pharmacy benefit administrative services. These service offerings consist of benefit plan design, management and claims adjudication, retail pharmacy network management, formulary management and clinical services and rebate management. The Corporation is developing this business by leveraging its existing managed care customer base, industry leading technology and processing infrastructure. Since the Corporation does not have significant experience with certain aspects of this proposed service offering, there are considerable risks involved in its development and further commercialization. In addition, the Corporation's InformedRx pharmacy network offering is dependent on customers paying in full before disbursements are made by the pharmacy network. Although the Corporation minimizes these risks by mandating that before any disbursements are made to the network, the network must first be fully funded by the customer, and by disclaiming liabilities thereof, there remain significant collection risks. In addition, there remains the risk of continuing to fund the pharmacy network on a recurring basis in a timely and accurate manner following payments by the Corporation's customers.

Technological Change

        The Corporation's ability to continue to develop and introduce new systems and products or enhancements of existing systems and products may require significant additional research and development expenditures. The Corporation's future success in these areas will depend substantially on its ability to develop new or enhanced systems and products which achieve market acceptance. Technology continues to advance at a rapid pace which requires the timely introduction of new systems and products and technologies. Management has no knowledge of existing or upcoming technologies which would make obsolete or significantly displace the technologies utilized by the Corporation. However, such a risk exists and, if it materializes, would have an adverse impact on the future growth of the Corporation.

Potential Fluctuations in Results

        The Corporation recognizes revenue from product sales upon execution of a license agreement and shipment of the software, as long as all vendor obligations have been satisfied and collection of license fees is probable. As the costs associated with product sales are minimal, revenue and income may vary significantly based on the timing of recognition of revenue. While the Corporation has moved away from the exclusive development, delivery and maintenance of software systems tailored to particular customers to the sale of more standard software solutions available on an outsourced (transactions processing) basis, the Corporation nonetheless continues to develop systems for individual customers. Given that revenue from these projects is often recognized using the percentage of completion method, the Corporation's revenue from these projects can vary substantially on a monthly and quarterly basis. Accordingly, the timing and delivery requirements of customers' orders may have a material effect on the Corporation's operations and financial results during any reporting period. In addition, to the extent that the costs required to complete a fixed price contract exceed the price quoted by the Corporation, the Corporation's results may be adversely affected.

Liquidity and Capital Needs

        The Corporation's future capital requirements will depend on many factors, including its product development programs. In order to meet such capital requirements, the Corporation will consider additional public or private financings (including the issuance of additional equity securities) to fund all or part of its requirements. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Corporation may have to substantially reduce or eliminate expenditures for marketing, research and development and testing of its proposed products, or obtain funds through arrangements with partners that require the Corporation to relinquish rights to certain of its technologies or products. There can be no assurance that the Corporation will be able to raise additional capital if its capital resources are exhausted.

Indebtedness of the Corporation

        The Corporation has debt obligations that are subject to various financial operating covenants, including requirements to maintain certain financial ratios. The Corporation's ability to meet its debt service obligations will depend on the Corporation's future operations which are subject to prevailing industry conditions and other factors, many of which are beyond the control of the Corporation. Further, the Corporation's indebtedness is secured by substantially all of the Corporation's assets. In the event of a violation by the Corporation of any of its loan covenants or any other default by the Corporation on its obligations relating to its indebtedness, the lender could declare such indebtedness to be immediately due and payable and, in certain cases, foreclose on the Corporation's assets.

Volatility of Share Price

        The Common Shares currently trade on the TSX. Factors such as announcements of technological innovation or the introduction of new products by the Corporation or its competitors, actual or anticipated fluctuations in the Corporation's operating results, changes in estimates of the Corporation's future operating results by securities analysts or developments with respect to proprietary rights may have a significant impact on the market price of the Common Shares. In addition, the stock market has experienced volatility which has particularly affected the market prices of equity securities of many high technology companies and which often has been unrelated to the operating performance of such companies. These market fluctuations may materially and adversely affect the market price of the Common Shares. Shareholders of some high technology companies that have seen a significant decline in stock price have recently instituted class action lawsuits against such companies. A lawsuit against the Corporation could cause the Corporation to incur substantial costs and could divert the time and attention of the Corporation's management and other resources.

Limited History of Profitability

        The Corporation has only a limited history of achieving profitability following a period of significant losses. Future results of operations may fluctuate significantly based upon numerous factors including the timing of new product introductions, the timing of delivery of products to customers, activities of competitors and the ability of the Corporation to penetrate new markets.

Proprietary Technology

        The Corporation's success will depend, in part, on its ability to maintain copyright and trademark protection, trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that the Corporation's intellectual property rights, copyright and/or trademarks will not be challenged by any third parties, or that the intellectual property rights of others will not have a material adverse effect on the ability of the Corporation to do business. Furthermore, there can be no assurance that others will not independently develop products similar to those developed by the Corporation or duplicate any of the Corporation's products. The Corporation may be required to obtain licences for proprietary rights of third parties. No assurance can be given that any licences required will be available on terms acceptable to the Corporation. If the Corporation does not obtain such licences, it could encounter delays in introducing one or more of its products to the market or could find that the development, manufacture or sale of products requiring such licences could be precluded. In addition, the Corporation could incur substantial time, effort and/or costs in policing unauthorized use of its intellectual property and/or in defending itself in suits brought against it or in suits in which the Corporation attempts to enforce its own intellectual property rights against other parties.

Product Liability and Insurance

        The sale and use of the Corporation's products or its products under development may entail risk of product liability. A major product liability claim could materially adversely affect the business of the Corporation because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to the Corporation's reputation. The Corporation's license agreements with its customers contain provisions designed to limit exposure to potential liability claims. Limitation of liability provisions contained in the Corporation's license agreements may not be effective under the laws of some jurisdictions if local laws treat them as unenforceable. As a result, the Corporation may be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims.

        Although the Corporation considers that it currently has adequate coverage for any product liability claim, as the Corporation expands and introduces new products there can be assurance that it will be able to obtain appropriate levels of product liability insurance prior to any use of its products. An inability to obtain insurance on commercially reasonable terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation or expose the Corporation to significant product liability risks. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition, operating results or prospects of the Corporation.

Reliance on Suppliers

        If suppliers of software and other products should, for any reason, adjust the availability of their products, the Corporation's delivery of systems may be affected.

Confidence in E-Commerce

        Participants in the pharmacy benefits supply chain will not adopt on-line healthcare benefits services if they are not confident that such transactions over the Internet can be undertaken securely and confidentially. Although there is security technology currently available for on-line transactions, many Internet users do not use the Internet for commercial transactions because of continued security concerns. These concerns may be heightened by well-publicized security breaches of any Internet-related service, which could deter potential customers from adopting, directly or indirectly, the Corporation's transaction-based software and services. If potential customers do not gain confidence in the security for on-line transactions that the current technologies provide, the Corporation's revenue may not increase.

        Despite the Corporation's efforts to maintain Internet security, it may not be able to stop unauthorized attempts to gain access to or disrupt transactions between its customers and the consumers of their services. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm the receipt of information. Any of these events could substantially damage the Corporation's reputation. The Corporation relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to achieve secure transmission of confidential information. The Corporation cannot guarantee that this technology or future advances in this technology or other developments will be able to prevent security breaches. The Corporation may need to expend further capital and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

Government Regulation

        The Corporation's products and services are designed for use by healthcare organizations which are subject to government regulation. In particular, many of the Corporation's clients are subject to federal laws in the United States, including HIPAA, which prescribes certain standards for electronic transactions, healthcare information, privacy and security. The Corporation's ability to ensure that its products and services are HIPAA compliant or changes in government regulation of the healthcare industry could materially adversely affect the Corporation's competitive market position.

ADDITIONAL INFORMATION

        Additional information relating to the Corporation may be found on the System for Electronic Disclosure and Analysis at www.sedar.com. The Corporation, upon request to the Secretary of the Corporation, will provide to any person or company:

  (a)
  when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

  (i)
  one copy of the annual information form of the Corporation ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

  (ii)
  one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

  (iii)
  one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

  (iv)
  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

  (b)
  at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular. Additional financial information is provided in the Corporation's comparative consolidated financial statements for its most recently completed financial year ended December 31, 2005 and related MD&A. A copy of such documents may be obtained upon request from the Secretary of the Corporation.

SCHEDULE A

SYSTEMS XCELLENCE INC.

AUDIT COMMITTEE

Terms of Reference and Mandate

1.
General

        The board of directors (the "Board") of Systems Xcellence Inc. (the "Corporation") has delegated the responsibilities, authorities and duties described below to the audit committee (the "Audit Committee"). For the purpose of these terms of reference, the term "Corporation" shall include the Corporation and its subsidiaries.

        The Audit Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation, and the Audit Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.
Members

        The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member's successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair shall not have a second, or casting, vote. The Chair of the Committee shall be responsible for overseeing the performance by the Committee of its duties, for assessing the effectiveness of the Committee and individual Committee members and for reporting periodically to the Board.

        All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular each member shall be "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 Audit Committees.

3.
Meetings

        The Audit Committee shall meet at least quarterly at such times and at such locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation's quarterly and annual financial statements and related management discussion and analysis. Notice of every meeting shall be given to the external auditor, who shall, at the expense of the Corporation, be entitled to attend and to be heard thereat. The external auditor or any member of the Audit Committee may also request a meeting of the Audit Committee.

        The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting.

        The external auditor and management employees of the Corporation shall, when required by the Audit Committee, attend any meeting of the Audit Committee.

        The Audit Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Audit Committee meeting with the Board.

4.
Committee Charter

        The Committee shall have a written charter that sets out its mandate and responsibilities and the Committee shall review and assess the adequacy of such charter and the effectiveness of the Committee at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board for its approval. Unless and until replaced or amended, this mandate constitutes that charter.

5.
Duties of the Audit Committee:

(a)
General

        The overall duties of the Committee shall be to:

  (i)
  assist the Board in the discharge of its duties relating to the Corporation's accounting policies and practices, reporting practices and internal controls;

  (ii)
  establish and maintain a direct line of communication with the Corporation's external auditor and assess their performance;

  (iii)
  oversee the work of the external auditor, which shall be responsible to report directly to the Audit Committee, including resolution of disagreements between management and the external auditor regarding financial reporting;

  (iv)
  ensure that management has designed, implemented and is maintaining an effective system of internal controls and disclosure controls and procedures;

  (v)
  monitor the credibility and objectivity of the Corporation's financial reports;

  (vi)
  report regularly to the Board on the fulfillment of the Audit Committee's duties;

  (vii)
  assist, with the assistance of the Corporation's legal counsel, the Board in the discharge of its duties relating to the Corporation's compliance with legal and regulatory requirements; and

  (viii)
  assist the Board in the discharge of its duties relating to risk assessment and risk management.

(b)
External Auditor

        The duties of the Audit Committee as they relate to the external auditor shall be to:

  (i)
  review management's recommendations for the appointment of the external auditor, and in particular their qualifications and independence, and to recommend to the Board a firm of external auditors to be engaged;

  (ii)
  review the performance of the external auditor and make recommendations to the Board regarding the appointment or termination of the external auditor;

  (iii)
  review and approve, in advance, the engagement letters of the external auditor, for any permissible non-audit services, including the fees to be paid for such services;

  (iv)
  review, where there is to be a change of external auditor, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 Continuous Disclosure Obligations or any successor legislation ("NI 51-102"), and the planned steps for an orderly transition;

  (v)
  review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102, on a routine basis, whether or not there is to be a change of external auditor;

  (vi)
  ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law;

  (vii)
  review and approve the engagement letters of the external auditor, both for audit and permissible non-audit services, including the fees to be paid for such services;

  (viii)
  review the performance, including the fee, scope and timing of the audit and other related services and any non-audit services provided by the external auditor; and

  (ix)
  review the nature of and fees for any non-audit services performed for the Corporation by the external auditor and consider whether the nature and extent of such services could detract from the external auditor's independence in carrying out the audit function.

(c)
Audits and Financial Reporting

        The duties of the Audit Committee as they relate to audits and financial reporting shall be to:

  (i)
  review the audit plan with the external auditor and management;

  (ii)
  review with the external auditor and management all critical accounting policies and practices of the Corporation, including any proposed changes in accounting policies, the presentation of the impact of significant risks and uncertainties, all material alternative accounting treatments that the external auditor has discussed with management, other material written communications between the external auditor and management, and key estimates and judgments of management that may in any such case be material to financial reporting;

  (iii)
  review the contents of the audit report;

  (iv)
  question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

  (v)
  review the scope and quality of the audit work performed;

  (vi)
  review the adequacy of the Corporation's financial and auditing personnel;

  (vii)
  review the co-operation received by the external auditor from the Corporation's personnel during the audit, any problems encountered by the external auditor and any restrictions on the external auditor's work;

  (viii)
  review the evaluation of internal controls by the persons performing the internal audit function and the external auditor, together with management's response to the recommendations, including subsequent follow-up of any identified weaknesses;

  (ix)
  review the appointments of the chief financial officer, persons performing the internal audit function and any key financial executives involved in the financial reporting process;

  (x)
  review with management and the external auditor and approve the Corporation's annual audited financial statements in conjunction with the report of the external auditor thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

  (xi)
  review with management and the external auditor and approve the Corporation's interim unaudited financial statements, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public; and

  (xii)
  review the terms of reference for an internal auditor or internal audit function.

(d)
Accounting and Disclosure Policies

        The duties of the Audit Committee as they relate to accounting and disclosure policies and practices shall be to:

  (i)
  review the effect of regulatory and accounting initiatives and changes to accounting principles of the Canadian Institute of Chartered Accountants or, if it should cease to exist, the entity which is the successor thereto, which would have a significant impact on the Corporation's financial reporting as reported to the Audit Committee by management and the external auditor;

  (ii)
  review the appropriateness of the accounting policies used in the preparation of the Corporation's financial statements and consider recommendations for any material change to such policies;

  (iii)
  review the status of material contingent liabilities as reported to the Audit Committee by management;

  (iv)
  review the status of income tax returns and potentially significant tax problems as reported to the Audit Committee by management;

  (v)
  review any errors or omissions in the current or prior years' financial statements; and

  (vi)
  review and approve before their release all public disclosure documents containing audited or unaudited financial results, including all press releases, offering documents, annual reports, annual information forms and management's discussion and analysis containing such results.

(e)
Other

        The other duties of the Audit Committee shall include:

  (i)
  reviewing any inquiries, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

  (ii)
  reviewing annual operating and capital budgets;

  (iii)
  reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

  (iv)
  establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

  (v)
  inquiring of management and the external auditor as to any activities that may be or may appear to be illegal or unethical; and

  (vi)
  any other questions or matters referred to it by the Board.

6.
Authority to engage independent counsel and advisors

        The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the audit committee, and to communicate directly with the internal and external auditors.

        The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the board of directors, for payment of compensation (a) to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report, and (b) to any advisers employed by the Audit Committee.

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SYSTEMS XCELLENCE INC. ANNUAL INFORMATION FORM In respect of the twelve month period ended December 31, 2005 March 21, 2006
TABLE OF CONTENTS
THE CORPORATION
INTERCORPORATE RELATIONSHIPS
GENERAL DEVELOPMENT OF THE BUSINESS OF THE CORPORATION
BUSINESS OF THE CORPORATION
DIVIDEND RECORD AND POLICY
AUDIT COMMITTEE
LEGAL PROCEEDINGS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
TRANSFER AGENT AND REGISTRAR
MATERIAL CONTRACTS
RISK FACTORS
ADDITIONAL INFORMATION
SCHEDULE A SYSTEMS XCELLENCE INC. AUDIT COMMITTEE
Terms of Reference and Mandate